Exhibit 77(d)

Policies with Respect to Security Investments

Effective April 30, 2012 the Portfolio’s investment strategies were revised to read as follows:

While the mix of equity and fixed-income securities will vary depending on the Sub-Adviser’s outlook on the markets, under normal circumstances no more than 75% (and no less than 25%) of the Portfolio’s total assets will be invested in equity securities.